May 18, 2010

Enrique T. Salem
President and Chief Executive Officer
Symantec Corporation
20330 Stevens Creek Blvd.
Cupertino, California 95014

      **Re:    Symantec Corporation**
              **Form 10-K for the Fiscal Year Ended April 3, 2009**
              **Filed September 2, 2009**
              **File No. 0-17781**
              **Response Letter Dated April 27, 2010**

Dear Mr. Salem:

      We refer you to our comment letter dated March 17, 2010 regarding business contacts with Cuba, Iran, Sudan, and Syria.  We have completed our review of this subject matter and have no further comments at this time.

              Sincerely,


              Cecilia Blye, Chief
              Office of Global Security Risk


cc:     Barbara Jacobs
        Assistant Director
        Division of Corporation Finance